                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                         YARC SYSTEMS CORPORATION, INC.
                 (Name of small business issuer in its charter)

               CALIFORNIA                                     77-0185650
     (State or other jurisdiction of                 (IRS Employer Identification No.)
     incorporation or organization)


900 CALLE PLANO, SUITES J & K, CAMARILLO, CALIFORNIA             93012
     (Address of principal executive offices)                  (Zip Code)

                                 (800) 275-9272
                (Issuer's telephone number, including area code)


                -------------------------------------------------


         Securities registered under Section 12(g) of the Exchange Act:

                                  Common Stock

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

PRICE RANGE OF COMMON STOCK

      The following table sets forth the range of high and low bid quotations per shares for the Company's Common Stock for the periods indicated as reported by the OTC Bulletin Board, where the stock trades under the symbol "YARC." Such market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

YEAR       CALENDAR PERIOD                       HIGH           LOW
----       ---------------                       ----           ---
1998       First Quarter                        $0.875         $0.468
           Second Quarter                        0.875          0.40
           Third Quarter                         1.04           0.28
           Fourth Quarter                        0.50           0.28

1999       First Quarter                         0.41           0.18
           Second Quarter                        0.42           0.23
           Third Quarter                         0.32           0.19
           Fourth Quarter                        2.906          0.19

2000       First Quarter                         1.593          0.689



      On April 24, 2000 the closing bid price of the Common Stock as reported on the OTC Bulletin Board was $0.375 per share. As of April 24, 2000, there were approximately 87 holders of record of the Common Stock.

DIVIDENDS

      To date, the Company has not declared or paid any cash dividends with respect to its Common Stock. The policy of the Board of Directors has been, and continues to be, to retain earnings in order to provide for the growth of the Company. Consequently, no cash dividend or any other dividend is expected to be paid on the Common Stock in the foreseeable future. Although the Company's Common Stock is entitled to receive dividends, there can be no assurance that the Company will have sufficient funds to pay such dividends, or even if such funds are available, that the Company will be permitted to make such dividend payments under the provisions of the California General Corporation Law and other applicable laws. California law prohibits the Company from paying dividends or making other distributions if the Company

                          INDEX TO FINANCIAL STATEMENTS

Financial Statements:                                                       PAGE
                                                                            ----
Report of Independent Auditor                                                F-2


Balance Sheets at January 31, 2000 and 1999 (audited)                        F-3


Statements of Operations for fiscal years ended
January 31, 1999 and 2000 (audited)                                          F-4


Statement of Stockholders' Equity for fiscal
years ended January 31, 1999 and 2000 (audited)                              F-5


Statements of Cash Flows for the fiscal years ended
January 31, 1999 and 2000 (audited)                                          F-6


Notes to Financial Statements                                                F-7



                         YARC SYSTEMS CORPORATION, INC.
                               FINANCIAL STATEMENT
                            JANUARY 31, 2000 AND 1999

                      [BARRY GLASSER & COMPANY LETTERHEAD]



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Yarc Systems Corporation
Camarillo, California



We have audited the balance sheets of Yarc Systems Corporation as of January 31, 2000 and 1999 and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yarc Systems Corporation as of January 31, 2000 and 1999, and the results of it's operations and cash flows for each of the two years in the period ended January 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Note 2 to the financial statements describes various factors that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BARRY GLASSER & COMPANY




Agoura Hills, California
April 6, 2000

                            YARC SYSTEMS CORPORATION
                                  BALANCE SHEET
                                   JANUARY 31,


                                                                    2000              1999
                                                                 -----------       -----------
                                     ASSETS
Current Assets
        Cash                                                     $     1,746       $     4,330
        Accounts Receivable, Less Allowance for
          Doubtful Accounts of $1,758 (2000) and
          $0 (1999) (Note 3)                                          65,158            16,282
        Inventories (Note 4)                                         173,472           194,375
                                                                 -----------       -----------
               Total Current Assets                                  240,376           214,987
Property and Equipment at Cost, Less Accumulated
  Depreciation of $419,235 (2000) and $388,186 (1999)
  (Note 5)                                                            46,877            78,951
Deposit                                                                    0             3,600
                                                                 -----------       -----------
               Total Assets                                      $   287,253       $   297,538
                                                                 ===========       ===========

                      LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
        Bank Overdraft                                           $    25,690       $         0
        Accounts Payable                                             396,895           643,785
        Accrued Payroll and Payroll Taxes (Note 8)                   645,573           697,472
        Dividend Payable (Note 15)                                   170,265           144,402
        Loans From Stockholders                                      132,297                 0
        Bridge Loan (Note 7)                                          35,109           544,161
        Due to Stockholder (Note 10)                                 408,249           174,219
        Current Portion of Obligation Under
          Capital Leases (Note 9)                                      1,480             8,270
                                                                 -----------       -----------
               Total Current Liabilities                           1,815,558         2,212,309
                                                                 -----------       -----------

Obligation Under Capital Leases, Less Current Portion
  (Note 9)                                                             2,778             4,258
                                                                 -----------       -----------
Stockholder's Equity (Note 7, 13 and 15)
  Preferred Stock Series A, $1 Par Value 10% Cumulative
    Voting Shares, Authorized 15,000,000 Shares:  Issued
    and Outstanding 258,638 Shares                                   258,638           258,638
  Preferred Stock Series B, No Par Value, Non-Voting
    Shares; Issued and Outstanding 68,334 Shares                      42,667            42,667
  Common Stock, No Par Value, Authorized 20,000,000
     Shares, 18,046,871 Shares and 16,293,809 Issued and
     Outstanding at January 31, 2000 and 1999, Respectfully        4,161,080         3,206,348

Retained Earnings (Deficit)                                       (5,993,468)       (5,426,682)
                                                                 -----------       -----------

Total Stockholder's Equity (Deficit)                              (1,531,083)       (1,919,029)
                                                                 -----------       -----------

Total Liabilities and Stockholders Equity                        $   287,253       $   297,538
                                                                 ===========       ===========



See Accompanying Notes to These Financial Statements.

                            YARC SYSTEMS CORPORATION
                             STATEMENT OF OPERATIONS
                             YEAR ENDED JANUARY 31,


                                                            2000               1999
                                                        ------------       ------------

Revenue, Net of Returns and Allowances                  $    478,546       $    766,562

Cost of Sales                                               (117,421)          (333,415)
                                                        ------------       ------------

Gross Profit                                                 361,125            433,147
                                                        ------------       ------------

Operating Expenses
        Selling Expenses                                      26,701            204,213
        Research and Development                             139,930            272,862
        General and Administrative Expenses                  700,931          1,398,109
                                                        ------------       ------------
               Total Operating Expenses                      867,562          1,875,184
                                                        ------------       ------------

Operating Income (Loss)                                     (506,437)        (1,442,037)

Interest Expense                                             (33,686)           (58,009)
                                                        ------------       ------------

Income (Loss) Before Extraordinary Loss                     (540,123)        (1,500,046)

Write-off of Investment and Advances
  To Unconsolidated Subsidiary (Note 6)                            0           (281,290)
                                                        ------------       ------------

Income (Loss) Before Income Taxes                           (540,123)        (1,781,336)

Provision (Benefit) for Income Taxes (Note 12)                   800                800
                                                        ------------       ------------

Net Income (Loss)                                       $   (540,923)      $ (1,782,136)
                                                        ============       ============


(Loss) per Common Share

        Basic                                           $       (.03)      $       (.12)
                                                        ============       ============

        Diluted                                         $       (.03)      $       (.12)
                                                        ============       ============

Weighted Average Common Shares                            16,785,144         15,092,688
                                                        ============       ============

Weighted Average Common Shares - Assuming Dilution        16,785,144         15,092,688
                                                        ============       ============



See Accompanying Notes to These Financial Statements.

                         YARC SYSTEMS CORPORATION, INC.
                   STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)


                                                    Preferred Stock              Preferred Stock
                                                       Series A                     Series B                Common Stock
                                              --------------------------  --------------------------  --------------------------

                                              Shares Issued               Shares Issued               Shares Issued
                                              & Outstanding    Amount     & Outstanding     Amount    & Outstanding    Amount
                                              -------------  -----------  -------------  -----------  -------------  -----------
Balance at January 31, 1998                        258,638   $   258,638        68,334   $    42,667    13,853,370   $ 2,321,898

Net Loss
Issuance of Stock Under Conversion From
  Bridge Loan at $.50 Per Share                                                                            240,000       120,000
Sale of Common Stock at $.50 Per Share                                                                     785,600       392,800
Exercise of Employee Stock Options at:
     $.20 Per Share                                                                                        290,000        58,000
     $.31 Per Share                                                                                        429,839       133,250
     $.44 Per Share                                                                                        410,000       180,400
Issuance of Shares to Previous Purchases of
  Stock Who Paid $1 Per Share                                                                              285,000             0
Dividend - Preferred Stock at $.10 Per Share


Balance at January 31, 1999                        258,638   $   258,638        68,334   $    42,667    16,293,809   $ 3,206,348

Net Loss
Exercise of Employee Stock Options at:
     $.20 Per Share                                                                                        530,000       106,000
     $.31 Per Share                                                                                         25,806         8,000
Issuance of Stock Under Conversion From
  Loan at:
     $.10 Per Share                                                                                        325,000        32,500
     $.20 Per Share                                                                                        220,000        44,000
     $.25 Per Share                                                                                         48,000        12,000
     $.50 Per Share                                                                                        745,940       372,970
     $.55 Per Share                                                                                         50,000        27,500
     $1.00 Per Share                                                                                        28,208        28,208
Issuance of Stock in Exchange for Services                                                                 300,000        81,000
Issuance of Stock in Payment of
  Outstanding Invoices                                                                                     480,108       242,554
Dividends-Preferred Stock at $.10 Per Share


Balance at January 31, 2000                        258,638   $   258,638        68,334   $    42,667    19,046,871   $ 4,161,080





                                                             Retained
                                                Treasury     Earnings
                                                 Stock       (Deficit)        Total
                                              -----------   -----------    -----------
Balance at January 31, 1998                             0   ($3,618,683)   ($  995,480)

Net Loss                                                    ($1,782,136)   ($1,782,136)
Issuance of Stock Under Conversion From
  Bridge Loan at $.50 Per Share                                                120,000
Sale of Common Stock at $.50 Per Share                                         392,800
Exercise of Employee Stock Options at:
     $.20 Per Share                                                             58,000
     $.31 Per Share                                                            133,250
     $.44 Per Share                                                            180,400
Issuance of Shares to Previous Purchases of
  Stock Who Paid $1 Per Share                                                        0
Dividend - Preferred Stock at $.10 Per Share                ($   25,863)   ($   25,863)


Balance at January 31, 1999                             0   ($5,426,682)   ($1,919,029)

Net Loss                                                    ($  540,923)   ($  540,923)
Exercise of Employee Stock Options at:
     $.20 Per Share                                                        $   106,000
     $.31 Per Share                                                        $     8,000
Issuance of Stock Under Conversion From
  Loan at:
     $.10 Per Share                                                        $    32,500
     $.20 Per Share                                                        $    44,000
     $.25 Per Share                                                        $    12,000
     $.50 Per Share                                                        $   372,970
     $.55 Per Share                                                        $    27,500
     $1.00 Per Share                                                       $    28,208
Issuance of Stock in Exchange for Services                                 $    81,000
Issuance of Stock in Payment of
  Outstanding Invoices                                                     $   242,554
Dividends-Preferred Stock at $.10 Per Share                 ($   25,863)   ($   25,863)


Balance at January 31, 2000                             0   ($5,993,468)   ($1,531,083)



See Accompanying Notes to These Financial Statements.

                            YARC SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
                             YEAR ENDED JANUARY 31,

                                                                       2000              1999
                                                                    -----------       -----------
Operating Activities:
        Net Income (Loss)                                           $  (540,923)      $(1,782,136)
        Adjustments to Reconcile Net Income (Loss)
          to Net Cash Provided by (Used in) Operating
          Activities:
               Write-off of Contract and Licenses                             0            25,000
               Write-off of Investment and Advances
                 to Subsidiary                                                0           281,290
               Sales to Unconsolidated Subsidiary Not Paid For                0           (67,099)
               Stock Issued for Payment of Services                      81,000                 0
               Allowance for Doubtful Accounts                            1,758             3,048
               Depreciation and Amortization                             33,549            44,538
               Accrued Interest on Bridge Loans                          24,360            32,432
               Decrease (Increase) in Accounts Receivable               (50,634)           60,937
               Decrease (Increase) in Inventories                        20,903           121,512
               Decrease (Increase) in Deposits                            3,600             6,126
               (Decrease) Increase in Accounts Payable                   (4,336)          149,189
               (Decrease) Increase in Accrued Expenses                  (51,899)          182,528
                                                                    -----------       -----------
Net Cash (Used in) Operating Activities                                (482,622)         (942,635)
                                                                    -----------       -----------
Investing Activities:
        Advances to Unconsolidated Subsidiary                                 0           (40,045)
        Acquisition of Property and Equipment                            (1,475)           (7,478)
                                                                    -----------       -----------
Net Cash (Used in) Provided by Investing Activities                      (1,475)          (47,523)
                                                                    -----------       -----------
Financing Activities:
        Unsecured Loans From Stockholders                               119,000                 0
        Proceeds From Bridge Loans                                            0           246,420
        Net Advances (Payment) From Stockholder                         234,030            19,504
        Net Borrowing (Payment) Under Capital
          Lease Obligation                                               (8,270)          (33,126)
        Proceeds From Sale of Stock                                           0           392,800
        Repayment of Bridge Loans                                        (2,937)          (15,019)
        Proceeds From Exercise of Employee Stock Options                114,000           371,650
                                                                    -----------       -----------
Net Cash Provided (Used) by Financing Activities                        455,823           982,229
                                                                    -----------       -----------
Increase (Decrease) in Cash                                             (28,274)           (7,929)
Cash at Beginning of Period                                               4,330            12,259
                                                                    -----------       -----------
Cash (Overdraft) at End of Period                                   $   (23,944)      $     4,330
                                                                    ===========       ===========

Cash Paid For:
        Interest                                                    $    14,952       $    40,576
                                                                    ===========       ===========
        Income Taxes                                                $       800       $       800
                                                                    ===========       ===========
        Non Cash Conversion of Loans to Capital Stock               $   517,178       $   120,000
                                                                    ===========       ===========

        Non Cash Transaction From Dividend on
          Preferred Stock Series A                                  $    25,863       $    25,863
                                                                    ===========       ===========
        Non Cash Conversion of Accounts Payable to
          Common Stock                                              $   242,554       $        --
                                                                    ===========       ===========



See Accompanying Notes to These Financial Statements.

                         YARC SYSTEMS CORPORATION, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999


NOTE  1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION

        Yarc Systems Corporation (the Company) was founded in January, 1988 to develop and market a new method of increasing the power of personal computers called "Computing Coprocessors". The Company designs and manufactures special purpose computer engines for major software OEM's. Its key technologies include a range of proprietary software and hardware packages which allow application developers to provide their users with more computing power.

        In September 1996, the Company formed a subsidiary in the Britain called YARC Systems limited. The purpose of the subsidiary is to provide local sales and support within Europe.

        YARC Systems Limited has not been consolidated because through January 31, 1998, its operations were minor and the subsidiary did not operate for most of the 1999 fiscal year.
(See Note 6)

Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

        The Company recognizes revenue from product sales at the time of shipment or when a service is performed.

Research and Development Costs

        The company follows the guidance provided in FASB-2, Accounting for Research and Development Costs and FASB-86, Accounting for the Costs of Computer Software to be Sold, Leased or otherwise Marketed. Accordingly, all costs related to research and development are expensed until such time that technological feasibility is established. Once technological feasibility is established all costs incurred in the production of the product matters are capitalized.

Cash & Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

Inventories

        Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

Property and Equipment

        Property and equipment is stated at cost. Depreciation is provided via the straight-line method over the estimated useful lives of the assets, principally five (5) years.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999


Note 1 - Continued

Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising

        The Company expenses advertising costs as incurred. During the year ended January 31, 2000 and 1999, the Company incurred $1,877 and $50,214 in advertising costs.

Stock-Based Compensation

        In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (FAS 123)", which the Company adopted in fiscal 1997, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation is recognized. Information regarding the Company's pro forma disclosure of stock-based compensation pursuant to FAS 123 can be found in Note 13.

Fair Value of Financial Instruments

        Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The carrying value of the financial instruments on the balance sheets are considered reasonable estimates of the fair value.

Reclassifications

        Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999

Note 1 - Continued


Earnings (Loss) Per Common Share

        Basic earnings (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) available to common shareholders (the "numerator") by the weighted average number of common shares outstanding (the "denominator") during the period. Diluted earnings (loss) per common share ("Diluted EPS") is similar to the computation of Basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net earnings (loss) per share.

                                 Earnings (loss)       Shares          Per-Share
                                   (Numerator)      (Denominator)        Amount
                                 ---------------    -------------     -----------
January 31, 2000
        Net (loss)                 $  (540,923)
        Preferred Dividends            (25,863)
                                   -----------

        Basic and Diluted EPS      $  (566,786)       16,785,144      $      (.03)
                                   ===========       ===========      ===========

January 31, 1999
        Net (loss)                 $(1,782,136)
        Preferred Dividends            (25,863)
                                   -----------

        Basic and Diluted EPS      $(1,807,999)       15,092,688      $      (.12)
                                   ===========       ===========      ===========


NOTE 2  -  GOING CONCERN CONSIDERATIONS

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At January 31, 2000, the Company had a net loss, negative working capital, and a decline in net worth which raise substantial doubt about its ability to continue as a going concern. The Company's losses have resulted primarily from an inability to achieve product sales and contract revenue targets due to insufficient working capital. Yarc's ability to continue operations will depend on positive cash flow, if any, from future operations and on the Company's ability to raise additional funds through equity or debt financing. The Company has cut back and/or discontinued some of its operations and, if it is unable to raise or obtain needed funding, the Company may be forced to discontinue operations generally. To date, through further equity infusion into the Company, primarily in the form of the exercise of options by employees of the Company, operations have continued. Without additional funding sufficient to satisfy the creditors of the Company, as well as providing working capital for the Company, there can be no assurances that such operations can continue. The Company continues to actively work with entities capable of providing such funding. Management has continued to implement its restructuring plan including reductions of personnel, consolidation of facilities and disposal of subsidiaries. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999



NOTE  3  -  ACCOUNTS RECEIVABLE

        Accounts receivable at January 31, consists of:

                                                     2000          1999
                                                   --------      --------
        Accounts Receivable, Trade                 $ 63,542      $ 15,540
        Accounts Receivable, Other                    3,374           742
                                                   --------      --------
                                                     66,916        16,282
        Less: Allowance for Doubtful Accounts         1,758            --
                                                   --------      --------

                                                   $ 65,158      $ 16,282
                                                   ========      ========

NOTE  4  -  INVENTORIES

        Inventories at January 31, consists of:

                                              2000          1999
                                            --------      --------
        Raw Materials                       $173,472      $140,116
        Work-in-Process                            0        51,938
        Sales Demonstration                        0         2,321
                                            --------      --------

                                            $173,472      $194,375
                                            ========      ========

NOTE  5  -  PROPERTY AND EQUIPMENT

        Property and equipment at January 31, consists of:

                                             2000            1999
                                           ---------       ---------
        Machinery and Equipment            $ 120,642       $ 120,642
        Office Equipment                      44,798          44,798
        Engineering Equipment                 66,609          65,134
        Equipment Under Capital Lease        178,971         178,971
        Software                              55,092          55,092
        Leasehold Improvements                     0           2,500
                                           ---------       ---------
                                             466,112         467,137
        Less Accumulated Depreciation       (419,235)       (388,186)
                                           ---------       ---------

                                           $  46,877       $  78,951
                                           =========       =========

        Depreciation expense charged to operations was $33,549 and $44,538 for January 31, 2000 and 1999, respectively.

        Amortization of equipment under capital lease in the amount of $154,091 and $130,430 for January 31, 2000 and 1999, respectively, is included in accumulated depreciation.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999



NOTE 6 - INVESTMENTS AND ADVANCES TO UNCONSOLIDATED SUBSIDIARY CARRIED AT COST

        In September 1996, the Company formed a subsidiary in Great Britain by the name of YARC Systems Limited. The purpose of the subsidiary is to provide local sales and support within Europe. Through January 31, 1997, the subsidiary was organizing and had very minor operations.

        Following is a summary of the financial position of YARC Systems Limited as of January 31, 1999:


        Current Assets                                       $  13,715
        Property, Plant and Equipment (Net)                     37,052
                                                             ---------

               Total Assets                                  $  50,767
                                                             =========


        Current Liabilities                                  $ 342,324
        Noncurrent Liabilities                                   9,144
                                                             ---------
                                                               351,468
        Stockholder's (Deficiency)                            (300,701)
                                                             ---------

                                                             $  50,767
                                                             =========

        There is no market for the common stock of YARC Systems Limited and, accordingly, no quoted market price is available.

        Sales to Yarc Systems Limited amounted to $ 0 in 2000 and $67,099 in 1999. The Company had not received payment on these sales and the receivable had been included in the investment and advances to unconsolidated subsidiary. The Company sold product to Yarc Systems Limited at cost.

        During the 1999 fiscal year the subsidiary has ceased operations. However, the subsidiary is still in good standing and operations could be recommenced upon approval of the board of directors

NOTE  7  -  BRIDGE LOAN/COMMON STOCK

        For the year ended January 31, 1997, there were no compensation arrangements involving common stock.

        In June 1996, the Company borrowed $300,000 from 10 borrowers under an intercreditor agreement. The notes are secured by the accounts receivable and inventory.

        The notes draw interest at 10% per annum. The principal balance plus the accrued interest was scheduled to be paid in 12 equal installments beginning June, 1997. The Company has partially repaid one of the notes. The Company has been accruing the interest on these notes. During the year ended January 31, 1998, the Company received $40,000 as an additional bridge loan; $15,000 of which was converted into 15,000 shares of common stock. During the years ended January 31, 1999 and 2000, the Company converted $120,000 and $200,000 respectively to common stock at $.50 per share. Thus at January 31, 2000, all of the outstanding bridge loan obligation had been satisfied.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999


NOTE  8  -  ACCRUED PAYROLL AND PAYROLL TAXES

        Included in accrued payroll and payroll taxes at January 31, 1997 was $210,000 in back payroll taxes. This sum had increased to approximately $420,000 by January 31, 1998. The company had negotiated with the taxing authorities a payment plan to pay the outstanding obligation. The Company has not fulfilled its obligations under the negotiated plan but has been in renegotiations with the tax authorities.

NOTE  9  -  OBLIGATION UNDER CAPITAL LEASES

        The Company leases various equipment under capital leases expiring in various years through 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Minimum future lease payments under capital leases as of January 31, 2000 for each of the future years in the aggregate are:

        Year Ended Jan 31,
               2001                                        $1,480
               2002                                         1,618
               2003                                         1,160
                                                           ------
                                                            4,258
               Less: Current Portion                        1,480
                                                           ------

               Long-Term Portion                           $2,778
                                                           ======

        Interest rates on capitalized leases vary from 9% to 23% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

NOTE  10  -  DUE TO SHAREHOLDER

        Due to shareholder consists principally of business expenses paid for by the Company's president and not reimbursed by the Company. All of the amounts are payable upon demand. The officer shareholder has agreed not to demand payment until at least February, 2001.

NOTE  11  -  COMMITMENTS AND CONTINGENCIES

        The Company was leasing its facilities under a five year lease, which was due to expire on January 14, 2000.

        During the year ended January 31, 1999, the landlord requested that the Company vacate the facilities. Since the Company was not fully utilizing the space, the Company and the landlord mutually rescinded the lease effective March, 1999. In April, 1999, the Company moved into a new facility. The new lease expires on December 31, 2000 and requires monthly rent payments of $3,130.

        Additionally, the Company is required to maintain a $ 1,000,000 liability insurance policy and replacement cost fire and extended coverage insurance.

        Rent expense under operating leases was $41,691 and $159,043 for the year ended January 31, 2000 and 1999 respectively.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999


NOTE  12  -  INCOME TAXES

        At January 31, 2000, the Company had approximately $5,089,000 and $2,290,000 of net operating loss carryforwards for federal and state income tax purposes respectively. The carryforwards expire through 2019.

        The components of the provision (benefit) for income taxes at January 31, are as follows:

                                                                   2000              1999
                                                               -----------       -----------
        Current
               Federal                                         $        --       $        --
               State                                                   800               800
                                                               -----------       -----------

                                                               $       800       $       800
                                                               ===========       ===========

        Deferred tax asset consist of the following:

               Net Operating Loss Carryforwards                $ 1,912,000       $ 1,728,000
               Valuation Allowance - Net Operating Losses       (1,912,000)       (1,728,000)
                                                               -----------       -----------

               Net Deferred Tax Asset                          $         0       $         0
                                                               ===========       ===========

        There were no deferred tax liabilities at January 31, 2000 or 1999. The reconciliation of federal income taxes computed at the statutory rate to the income tax provision (benefit) is as follows:

                                                    Year Ending January 31,
                                                     2000            1999
                                                  ---------       ---------
        Income Tax Benefit at Statutory Rate      $(184,000)      $(660,000)
        Increase in Valuation Allowance             184,000         660,000
                                                  ---------       ---------

                                                  $       0       $       0
                                                  =========       =========

NOTE  13  -  COMMON STOCK/PURCHASE PLAN

        In August 1992, the Board of Directors approved an employee stock purchase plan. The Board directed that a maximum of 2,000,000 shares be offered to the employees. This was increased to 8,000,000 in 1995. The Board has the authority to offer key employees the option of any number of shares up to the plan maximum. As of January 31, 2000, there were 5,955,000 shares remaining under this plan.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999


Note 13 - Continued

        The following is a summary of the stock option activity for the years ended January 31, 1999 and 2000:

                                                                Underlying
                                       Price Per Share         Common Shares
                                       ---------------         -------------
January 31, 1999
        Granted                         $0.20 - $0.44            3,045,000
        Exercised                       $0.20 - $0.44            1,265,000
        Canceled                        $0.20 - $0.44              465,000

January 31, 2000
        Granted                         $0.20                    1,650,000
        Exercised                       $0.20                      640,000
        Canceled                        $0.00                            0
                                                                 ---------

Exercisable at January 31, 2000                                  2,324,355
                                                                 =========

Accounting for Stock-Based Compensation

        The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plans. The Company has opted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to disclose its stock-based compensation with no financial effect. The pro forma effects of applying SFAS 123 in this initial phase-in period are not necessarily representative of the effects on reported net income or loss for future years. Had compensation expense for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, the Company's pro forma net income (loss) and net income (loss) per share would have been the same due to the high volatility of the Company's stock prices which yields a fair market value below the option price at the date of grant.

        The fair value of the options granted during the fiscal years ended January 31, 1999 and 2000 is estimated on the date of grant using the Black-Scholes option pricing model. The fair values and assumptions used in calculating the fair values were as follows for the year ended:

                                            January 31, 1999              January 31, 2000
                                   ----------------------------------     ----------------
                                   07/24/98     08/20/98     01/07/99         12/02/99
                                   --------     --------     --------         --------
Fair Value of Options Granted      $   0.42     $   0.31     $   0.20         $   0.19
Risk Free Interest Rate                   6%           6%           6%               6%
Expected Life (Years)                     3            3            3                3
Expected Volatility                     209%         190%          84%             223%

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999


NOTE  14  -  LITIGATION

        In the fourth quarter of 1993, Yarc filed a suit for libel against an individual resident of Denmark, Mr. Flemming Stanley and his Danish company in formation, "Stantech." In December 1993, Yarc won a judgment in the Superior Court of California against the individual and his business in the amount of $843,000. This judgment is currently unsatisfied. Yarc also filed an action for libel in the Maritime and Commercial Court of Copenhagen against the same defendants. Thereafter, Stantech filed a cross-complaint against Yarc which alleged copying infringement under the Danish "Marketing Act" and claimed Yarc's Linotronic RIP product infringed a Stantech product. In November, 1996 the Maritime and Commercial Court held that Flemming Stanley had committed libel and that there was no evidence of infringement as there was no copyrightable material and imposed a fine against Mr. Stanley. The Maritime and Commercial Court also imposed a fine in the approximate amount of U.S.$ 112,000 against Yarc for disturbing Stantech's market under the Danish Marketing Act. If Yarc establishes a presence in Denmark the fine will have to be paid as the 843,000 unsatisfied judgement can not be enforced in Denmark.

NOTE  15  -  DIVIDENDS AND PREFERRED STOCK

        The Preferred Stock Series A was issued to the Company's president in 1992 as payment of reimbursements due the president for money advanced on behalf of the Corporation.

        The holders of outstanding Series A Preferred shares shall be entitled to receive, when and as declared by the Board of Directors of the corporation, out of any assets at the time legally available dividends at the annual rate of $ .10 per Series A Preferred Share, and no more, payable in cash quarterly on the last day of March, June, September, and December to the holders of Series A Preferred shares of record on a date not more than 60 nor fewer than 10 days preceding each respective payment date as specified by the Board of Directors or, if not so specified, as provided by law. Dividends shall accrue on each Series A Preferred Share form the date of its original issuance and shall accrue from day to day, whether or not earned or declared. Dividends shall be cumulative so that if dividends in respect of any previous quarterly dividend period at that annual rate per share shall not have been paid on or declared and set apart of all Series A Preferred shares at the time outstanding, the deficiency shall be fully paid on or declared and set apart for those shares before the Board of Directors of the corporation declares or pays any dividend to holders of Common shares.

        At present, the dividends have not been declared by the Board of Directors but it will be cumulative under dividend payable.

        Dividend payable at January 31, 2000 and 1999 consist of:

        Balance at January 31, 1998                             $118,539
        Dividend - for the year January 31, 1999                  25,863
                                                                --------
        Balance at January 31, 1999                              144,402
        Dividend - for the year January 31, 2000                  25,863
                                                                --------

        Balance at January 31, 2000                             $170,265
                                                                ========

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999



Note 15 Continued

        All of the outstanding Series A Preferred Shares are held by the president of the Company. The president has agreed to forego payment of the dividends until such time as the Company has adequate resources.

        The Preferred Stock Series B was purchased on behalf of the Company by the president from a former officer during the period 1993 to 1995, pursuant to a legal settlement between the Company and a former officer. The Company has committed to repurchase those shares from the president at its redemption value of $2 per share when it is able.

NOTE 16 - TRANSACTIONS WITH MAJOR CUSTOMERS

        One domestic customer accounted for $242,000 or 51%, $366,700 or 48% of the year ended January 31, 2000 and 1999 sales respectively. One other domestic customer accounted for $81,400 or 17% of the year ended January 31, 2000. No other customers accounted for more than 1% of sales.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit Number   Title of Exhibit
--------------   ----------------

     2.1*        Articles of Incorporation

     2.2*         Bylaws

     3.1*        Certificate of Determination of Preferences of Series A
                 Preferred Shares

     3.2*        Certificate of Determination of Preferences of Series B
                 Preferred Shares

     3.3*        Certificate of Determination of Preferences of Series C
                 Preferred Shares

     6.1*        Lease Agreement between CPBC, Ltd and Yarc Systems
                 Corporation, Inc., dated September 7, 1999.

     6.2*        Yarc Systems Corporation, Inc. 1992 Nonstatutory Stock
                 Option Plan

     6.3*        Amendment No. 1 to Yarc Systems Corporation, Inc.
                 1992 Nonstatutory Stock Option Plan

     6.4*        Letter of Credit

    10.(a).1     Consent of Auditor

-------
* Previously filed.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               YARC SYSTEMS CORPORATION, INC.


Dated April 25, 2000                      By:  /s/ Dr. Trevor G. Marshall
                                             ----------------------------------
                                               Dr. Trevor G. Marshall,
                                               Chairman, Chief Operating
                                               Officer and President


Dated April 25, 2000                      By:  /s/ Frances E. Marshall
                                             ----------------------------------
                                               Frances E. Marshall,
                                               Director,Chief Financial Officer,
                                               and Secretary


Dated April 25, 2000                      By:  /s/ Dr. Karsten Jeppesen
                                             ----------------------------------
                                               Dr. Karsten Jeppesen,
                                               Director